Mail Stop 3561

January 25, 2008

Kay Krill, President and CEO
AnnTaylor Stores Corporation
7 Times Square
New York, NY 10036

> **Re:** **AnnTaylor Stores Corporation**
> **Form 10-K for Fiscal Year Ended**
> **February 3, 2007**
> **Filed March 22, 2007**
> **File No. 001-10738**

Dear Ms. Krill:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

Executive Compensation, page 18

1.   One of the factors you considered in executive compensation decisions is a "comparator group." In future filings, please clarify the comparator group in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,

John Reynolds
Assistant Director